Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934

Filing Person: Network Associates, Inc.
Subject Company: McAfee.com Corporation
Subject Company’s Commission File No.: 00-28247

Filing Date: August 13, 2002

Text of email sent by Network Associates to analyst contacts:

      Network Associates announced this morning that we are revising our Exchange Offer for outstanding shares of McAfee.com Corporation Class A common stock. The new offer is valued at $15.43 per share, based on Network Associates’ closing price of $11.01 as of August 12. The offer consideration has been revised to consist of .675 of a share of Network Associates stock (NYSE:NET) plus $8.00 cash for each outstanding share of McAfee.com common stock. This represents a 20% premium over the closing price of McAfee.com stock (NASDAQ:MCAF) on August 12th.

      The following is a link to this morning’s press release.
http://biz.yahoo.com/prnews/020813/sftu044 1.html [copy of press release filed by Network Associates as exhibit (a)(14) to Amendment No. 7 to Schedule TO]

      The attached document contains some quick facts about the revised offer. A conference call was held this morning at 8 am eastern time. A replay of the call is available at the following numbers:

800-839-8270 (domestic)
402-998-1708 (international)

      If you have further questions, please feel free to call or email our investor relations department. Our contact information is:

Gwyn Lauber
Manager, Investor Relations
408-346-5358
gwyn lauber@nai.com

Kelly Blough
Vice President, Investor Relations
408-346-3481
kblough@nai.com

      Note to recipients: We try to keep our email lists up to date, but it is difficult to keep up with the movements of our shareholders and other interested parties. If you do not wish to receive occasional email notices from Network Associates, please reply to this email with your removal request, and we will remove you from our database. We apologize for any inconvenience.

Network Associates Investor Relations